Exhibit 12.1

Chevron Corporation — Total Enterprise Basis
Computation of Ratio of Earnings to Fixed Charges

(Millions of dollars)

	Year Ended December 31
	2007	2006	2005	2004	2003

Income From Continuing Operations	$18,688	$17,138	$14,099	$13,034	$7,382
Income Tax Expense	13,479	14,838	11,098	7,517	5,294
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(1,439)	(979)	(1,304)	(1,422)	(383)
Minority Interest	107	70	96	85	80
Previously Capitalized Interest Charged to Earnings During Period	62	111	93	83	76
Interest and Debt Expense	166	451	482	406	474
Interest Portion of Rentals*	798	766	688	687	507

Earnings Before Provision for Taxes and Fixed Charges	$31,861	$32,395	$25,252	$20,390	$13,430

Interest and Debt Expense	$166	$451	$482	$406	$474
Interest Portion of Rentals*	798	766	688	687	507
Preferred Stock Dividends of Subsidiaries	1	1	1	1	4
Capitalized Interest	302	157	60	44	75

Total Fixed Charges	$1,267	$1,375	$1,231	$1,138	$1,060

Ratio of Earnings to Fixed Charges	25.15	23.56	20.51	17.92	12.67

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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